

February 4, 2015

Via E-mail
Henk Derksen
Chief Financial Office
Belden Inc.
1 North Brentwood Boulevard, 15th Floor
St Louis, Missouri 63105

Re: **Belden Inc.**
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Response Dated January 20, 2015
File No. 1-12561

Dear Mr. Derksen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2013

Note 1: Basis of Presentation, page 50
Goodwill and Intangible Assets

1. We note your response to our letter dated January 7, 2015. Your estimate/assumption of the useful lives of your customer relationship intangible assets and related consumption pattern appear to involve a high-level of subjectivity and judgment, and the impact of the estimate/assumption appears to be material to your financial statements. Please expand your disclosures in future filings to analyze in greater detail how you arrived at the estimate/assumption, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In addition, describe the potential changes in circumstances that could affect the key assumptions, such as a customer attrition that deviates from that forecasted, and the impact the change would

have on your financial statements. Refer to SEC Release 33-8350 and Section 501.14 of the Financial Reporting Codification for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Melissa Rocha, at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief